[LETTERHEAD OF CLIFFORD CHANCE US LLP]

May 29, 2014

VIA EDGAR

Catherine Courtney Gordon

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aetos Capital Multi-Strategy Arbitrage Fund, LLC
(File Nos. 333-194890 and 811-21061)
Aetos Capital Distressed Investment Strategies Fund, LLC
(File Nos. 333-194893 and 811-21059)
Aetos Capital Long/Short Strategies Fund, LLC
(File Nos. 333-194888 and 811-21058)
(collectively, the “Funds”)

Dear Ms. Gordon:

On behalf of the Funds and per our discussions, we kindly request acceleration by no later than 10 a.m. on June 2, 2014 of the Funds’ Registration Statements on Form N-2, which were filed on May 28, 2014.

If you have any questions concerning the foregoing, please call me at (212) 878-3066.

Best Regards,

/s/ Matthew A. Babinsky

Matthew A. Babinsky

cc:	Harold Schaaff
Reid Conway
Leonard B. Mackey, Jr.
Clifford R. Cone